Exhibit 99.1

Radiant team –

At NCR, we share a common, yet bold vision: to lead how the world connects, interacts and transacts with business. This vision drives our aspirational business goals, company mission and business strategy. In the days and weeks ahead, you will hear more from me about NCR.

I can imagine the past few days have been filled with a range of emotions and questions about the recent announcement of NCR’s agreement to acquire Radiant Systems. It is my hope that one of these emotions is pride for the great company that you’ve built. The strength of your people, your industry leadership and the capabilities that we see in your future is what drew us to making this significant investment. We believe in Radiant and we believe in your ability to help us accelerate our vision – as we will help to accelerate yours.

We are excited and energized that Radiant will be joining the NCR team. Your passion for being a remarkable place to work, as well as a remarkable company to buy from and invest in, are shared values between our two companies.

The goal of this union is to make our mutual dreams for both our companies a reality – together. Because together, we are more powerful than we are apart.

Below, please take a look at the messaging I sent to all NCR employees on the day of the announcement. I thought it was important to share this with you so you understand what was communicated to NCR employees.

I very much look forward to talking with all of you.

Regards,

Bill

Vision to Execution – words you have heard from me many times and words that drive everything we do as a company. To strengthen our vision and enhance our strategic execution, I am excited to announce another important milestone in our company’s history. Today, we publicly announced an agreement to acquire Radiant Systems, the #1 provider in the hospitality industry and a market leader in multi-channel point-of-sale and managed service solutions.

Our vision to lead how the world connects, interacts and transacts with business has been deeply rooted in the retail industry since the day our doors opened over 127 years ago. Together, we’ve transformed our company into the global leader in multi-channel self-service and consumer experience innovations. Our acquisition of Radiant Systems will further extend our leadership position in the retail and hospitality markets, and with an equity value of $1.2 billion it is the most significant growth initiative NCR has executed in 20 years.

Not only does this transaction bring together two leading technology companies, it supports our strategic focus to grow our core businesses by extending our addressable market and strengthening our global presence through complementary solutions. And because of Radiant’s strong software and Software as a Service (SaaS) capabilities, we will be able to significantly enhance our Retail and Hospitality solutions – aligning to our vision of improving our margins and mix of solution revenue and becoming a hardware-enabled, software-driven business.

The combination of NCR and Radiant Systems is especially unique because we operate complementary businesses with little overlap in our respective markets. This will allow us to create new opportunities for our customers, for our employees and for our partners, while creating additional value for our shareholders. This strengthens our position in the hospitality and specialty retail markets – a segment that is approximately $8 billion in size and under-penetrated by industry leaders. What’s even better is we are doing this with a company whose geographic proximity, culture, strategy and values are highly complementary to our own.

Those of you in our retail and hospitality businesses know Radiant Systems well and know it is an organization we’ve always respected for their technology and professionalism. Radiant has demonstrated a multi-year track record of growth along with steadily improving operating margins and cash flow. Harnessing their strong financial profile, we will advance our own strategic goals of revenue growth, gross margin expansion and improving the customer experience.

Together, we will leverage the strengths we each bring to the market to benefit the whole – making our strategic vision a reality. Together, we will:

•	deliver a superior portfolio of multi-channel point-of-service, self-service and managed service solutions. Radiant’s solutions and services portfolio will further our growth capabilities. Radiant will also be better positioned to scale by growing its international business using NCR’s sales and services model and extending its SaaS capabilities across other NCR businesses.

•

extend our reach into new hospitality segments and retail verticals. Radiant is active in verticals we have not penetrated, such as the petroleum and convenience retail space, sports stadiums and entertainment ticketing and concessions. We will also be able to grow our presence in their strongest customer segment – quick service restaurants.

•

expand our global footprint relative to hospitality, where we have been limited. NCR will use its global sales, services and operations organizations to extend Radiant’s portfolio to many of the fastest growing markets in the world. Similarly, NCR’s global footprint and established international distribution and manufacturing capabilities are ideal complements to Radiant’s strong presence in the geographies in which they do business.

•

build a world-class channel partner network. Our market coverage will be enhanced by Radiant’s strong channel network – approximately 800 strong. While they have a large set of well-known customers they serve direct, such as Chipotle and California Pizza Kitchen, a large percentage of their business is in the indirect channel. This will complement our own channel and support our channel growth goals.

•

enhance and expand our c-tailing story. Radiant’s SaaS offerings and loyalty software combined with our own multi-channel personalized solutions that cater to consumer preference and presence will bring expanded capabilities to our c-tailing offers.

•	establish NCR’s third core industry vertical. Once the transaction is complete, we will create a new distinct line of business focusing on the hospitality and specialty retail market.
•

further strengthen our customer relationships. Our combined direct and indirect sales teams will enable expanded sales coverage and customer intimacy to respond to customer needs faster and more efficiently.

•	collectively enable 300 million transactions every day. A number we will see rise significantly as we leverage our combined technology expertise and solutions portfolio.

I think you will be inspired by Radiant’s innovation and leadership. I encourage you to take the time to learn more about their three business units as well as their solutions like Orderman, a mobile ordering and payment device, and their award-winning Aloha POS system.

And to ensure we get to know Radiant’s team and business, as well as focus on the most efficient integration possible, I will have this line of business report to me directly. I know many of you have further questions about what to expect. Right now I can tell you that we anticipate this transaction to close in the third quarter of 2011; I am anticipating a smooth closing process. We have already started integration planning of our operations and we will proactively build teams supporting change management efforts.

I encourage you to read the press release which further outlines the details and mechanics around the acquisition. We will continue to communicate with you about our progress throughout this process, but for now, I ask that you continue to do what you do best – focus on meeting the needs of NCR’s customers and providing them with best-in-class service. Please remember that, until the transaction closes, we will continue to operate as two independent companies in the marketplace.

It is an extremely exciting time for our company, our customers and you. It is my sincere hope that you take pride, as I do, in our evolution and join me in the excitement about our next stage of growth.

Regards,

Frequently Asked Questions

Will my Radiant Systems tenure carry over to NCR?

Yes, your service with Radiant will generally be treated as service with NCR for purposes of participation in NCR’s benefit plans. More details will be communicated after close.

If I have stock or stock options, how will it be affected?

Please review the attached FAQ document for information on what to expect related to your Radiant stock and stock options.

If my role is eliminated due to the acquisition, will I receive notice?

In the event that an employee loses his or her role as a result of the acquisition, we will give advance notice and will work with that employee to either find a role elsewhere in the company or to provide assistance with outplacement services. The details of this are still being worked out but we will have a full program laid out prior to closing so everyone knows the process and knows they will not be caught off guard by any decisions. In addition, employees who lose their job are eligible for our standard severance package, which you can read more about here http://mail.radiantretailapps.com

Reach out to us.

We want to do everything we can to make this transition as seamless as possible for our team. If you have questions or concerns at any time about the NCR/Radiant acquisition, please email accelerate@radiantsystems.com.

Important Information about the Tender Offer

The Offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, NCR will cause Ranger Acquisition Corporation to file a tender offer statement on Schedule TO with the SEC. Investors and Radiant shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Radiant with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of Radiant Systems, Inc. at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attn: Investor Relations Director, (770) 576-6000.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Radiant shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Radiant’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of July 19, 2011. Radiant disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Radiant’s public disclosure filings are available from its investor relations department.